ANNUAL MEETING OF SHAREHOLDERS

MONTREAL, QUEBEC

Thursday, April 24, 2014

VOTING RESULTS

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 24, 2014. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank, FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular, and FOR an advisory resolution on executive compensation approach.

1	Election of Directors
	Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	B. S. Belzberg	201,949,425	99.73%	555,041	0.27%
	G. F. Colter	186,645,993	92.17%	15,858,473	7.83%
	P. D. Daniel	201,667,553	99.59%	836,913	0.41%
	L. Desjardins	200,889,914	99.20%	1,614,552	0.80%
	G. D. Giffin	192,754,153	95.19%	9,750,313	4.81%
	L. S. Hasenfratz	196,913,686	97.24%	5,590,780	2.76%
	K. J. Kelly	202,195,193	99.85%	309,273	0.15%
	N. D. Le Pan	202,095,025	99.80%	409,441	0.20%
	J. P. Manley	185,590,412	91.65%	16,914,054	8.35%
	G. T. McCaughey	201,722,321	99.61%	782,145	0.39%
	J. L. Peverett	200,074,467	98.80%	2,429,999	1.20%
	L. Rahl	172,302,382	85.09%	30,202,084	14.91%
	C. Sirois	201,073,684	99.29%	1,430,782	0.71%
	K. B. Stevenson	201,238,306	99.37%	1,266,160	0.63%
	M. Turcotte	201,433,469	99.47%	1,070,997	0.53%
	R. W. Tysoe	185,996,684	91.85%	16,507,782	8.15%

2	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
		VOTES FOR		VOTES WITHHELD
		204,185,641	99.23%	1,577,966	0.77%

3	Advisory resolution on Executive Compensation Approach.

		VOTES FOR		VOTES AGAINST
		195,033,979	96.23%	7,635,114	3.77%

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

4	Shareholder Proposals

	PROPOSAL NO. 1	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Gradual phasing out of stock options as a form of compensation	5,684,696	2.81%	196,594,939	97.19%	379,286

	PROPOSAL NO. 2	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Paying their fair share of taxes	2,529,230	1.26%	198,429,557	98.74%	1,700,800

	PROPOSAL NO. 3	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Advisory vote on executive compensation: Responding to dissatisfaction	3,308,007	1.65%	197,649,935	98.35%	1,705,395

	PROPOSAL NO. 4	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Pension plans and transparency	3,653,656	1.82%	197,424,231	98.18%	1,586,033

	PROPOSAL NO. 5	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Feedback following the re-election of certain directors	4,757,083	2.36%	197,100,976	97.64%	805,860

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.